November 10, 2006
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Freedom Acquisition Holdings, Inc. Amendment No. 2 to the Registration Statement on Form S-1 File No. 333-136248
Dear Mr. Reynolds:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-136248), originally filed with the Commission on August 2, 2006, and subsequently amended on September 29, 2006 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 2 responds to comments heretofore received from the Commission’s staff (the “Staff”) by letter dated November 6, 2006 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 2. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2.
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General
1.	We note your response to comment 10 of our letter dated September 16, 2006 and we partially re-issue the comment. The registration statement does not appear to be amended to clarify that the officers and directors will not take retaining their positions into consideration in determining which acquisition to pursue.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 64 of Amendment No. 2, which reflects the revisions.
Facing Page
2.	We note your response to prior comments 11 and 12, and disclosure on page five and elsewhere indicating that the common stock underlying the warrants will not become exercisable within a year. Please tell us if the warrants by their terms become exercisable a year or later from the date of the prospectus after consummation of a business combination. If the warrants do not become exercisable by their terms because of an additional condition to exercise such as an effective registration statement, please revise page five and elsewhere to clearly indicate such additional conditions to exercise.

As set forth on the cover page and pages 4, 56 and 72 of Amendment No. 2, the warrants by their terms become exercisable on the later of the consummation of the Registrant’s business combination with one or more target businesses or one year from the date of the prospectus. Therefore, in no event will the warrants become exercisable earlier than one year from the date of the prospectus after a business combination. However, we have clarified the language on such pages to indicate the additional condition that a registration statement be effective.
Prospectus Cover Page
3.	Please refer to prior comment 14. As you are a blank check company with minimal assets, no income from continuing operations, and subject to the risk, as disclosed on page 27, that no active trading market may develop for your securities, please revise the description of the offering beginning on page four to briefly address how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. The Registrant notes that it meets the initial listing qualification on a pro forma basis after giving effect to this offering. Please refer to pages 8, 29, 77 and 83 of Amendment No. 2, which reflect the revisions.

4.	Please revise the first paragraph’s reference to your efforts to identify a business combination to disclose that you have 24 months to consummate such an acquisition, and that if you do not consummate a business combination within the required time, investors’ money, less identified costs, will be returned upon dissolution and liquidation.

In response to the Staff’s comment, the Registrant has revised the cover page of the prospectus included in the Registration Statement as requested.
Prospectus Summary, page 1
5.	In addition to the topics covered in the paragraph currently appearing on page 15, the significant risk disclosure beginning on page two should briefly highlight dilution to shareholders, reliance on Mr. Berggruen’s ability to choose an appropriate target business and either conduct due diligence or monitor due diligence conducted by others, conflicts of interest of Messrs. Berggruen and Franklin, and the control of Freedom Acquisition exercised by Messrs. Berggruen and Franklin by virtue of their direct and indirect equity interests.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 15 of Amendment No. 2, which reflects the revisions.

6.	Please revise the statement that “[t]argeted businesses have a history of profitability...” on page one to clarify whether or not you have identified any targets. It is unclear whether this statement describes targeted businesses in the abstract, certain types or categories of businesses or actual businesses that Mr. Berggruen has identified. Please revise or advise.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 1 of Amendment No. 2, which reflects the revisions.

7.	We note revised disclosure in the first full paragraph on page two, the first full paragraph on page nine and other disclosure indicating that Messrs. Berggruen and Franklin will not give any consideration to entering into a business combination with companies affiliated with them or any founder, officer or director. We note, however, from section 6 of the Letter Agreements filed as Exhibit 10.10, etc., that business combinations with entities affiliated with the company may occur if the company obtains a satisfactory opinion from an independent investment banking firm. Please revise page nine and where appropriate to indicate the source of the limitations on the founders concerning affiliated business combinations.

The Registrant and each of its founders have agreed to amend Section 6 of the respective Letter Agreement to provide that Messrs. Berggruen and Franklin will not give any consideration to entering into a business combination with companies affiliated with them or any founder, officer or director. The Registrant will file the amendment to the Letter Agreements with or prior to the Registrant’s next amendment to the Registration Statement.

8.	In this regard, please revise to retain only the key elements and either delete or relocate the rest of the following text to a section of the prospectus not subject to Rule 421(d) of Regulation C: the last two full paragraphs on page 1, the carryover paragraph from pages one to two, the first two full paragraphs on page two, and the bullet points on page two.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 1-2 of Amendment No. 2, which reflect the revisions.

9.	We note your response to prior comment 18 and the statement that you will seek acquisitions of “mid-cap companies with valuations between approximately $500 million and $1.5 billion.” Please revise this disclosure consistent with the comment below regarding prior comment 50 and Management’s Discussion and Analysis.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 2 of Amendment No. 2, which reflects the revisions.
The Offering, page 4
10.	We note your response and the revised disclosure in response to prior comment 22. Please revise to indicate in one location in forepart of the Summary the amount of funds that will be available to the company for estimated expenses and working capital. Your disclosure should briefly identify the categories of funding sources (such as the interest that will be paid out of the trust account and other trust and out-of-trust sources), quantify the amounts that will be available from each source and quantify your estimated expenses assuming you do not consummate a business combination prior to the 24 month period preceding a mandatory dissolution.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 10 of Amendment No. 2, which reflects the revisions.

11.	In this regard, please revise the second and fourth bullet points on page 10 to quantify the expenses incurred to date and repaid to date.

In response to the Staff’s comment, the Registrant has deleted the second bullet point and revised the fourth bullet point (now the third bullet point) on page 10 of the Registration Statement.

12.	We note the revised disclosure in the carryover paragraph on pages 10-11. The meaning is unclear because the paragraph consists of one long sentence with several parenthetical phrases and sub points. Please revise this disclosure here and elsewhere accordingly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 10 and 34 of Amendment No. 2, which reflect the revisions.

13.	We note the revised disclosure under "Stockholders must approve...” on page 11 in response to prior comment five. Please revise this subsection to clarify the time period by which you must either consummate a business combination or dissolve and liquidate. It is our understanding that this time period is set by the “Termination Date,” as defined in section 3 of the Letter Agreements filed as Exhibits 10.10, etc. Currently you state on page 11 that you must dissolve and liquidate if you have not obtained stockholder approval for an initial business combination within 24 months. On page 12, however, you state that you have 90 days after the expiration of the 24 months. Please revise this subsection to address similar information together and to reconcile the apparent inconsistency. If applicable, revise here and where appropriate to disclose the conditions under which the company has the right to extend the period preceding a mandatory dissolution and liquidation. If the company is unable to extend the period, please revise to clarify the last parenthetical phrase in this subsection.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify the time period by which the Registrant must either consummate a business combination or dissolve and liquidate. In addition, the Registrant has revised the language on pages 12 and 50 to clarify that it does not have 90 days after the expiration of the 24 months to either consummate a business combination or dissolve and liquidate.
Risk Factors, page 17
14.	Please provide a risk factor to discuss investors’ reliance on Mr. Berggruen’s ability to choose a business partner, and disclose that investors’ only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the proposal. In addition, the vote may be voted against (or, alternatively, for) a proposal that could still be approved (or rejected) if a sufficient number of public stockholders vote for (or against) the proposed business combination.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 21 of Amendment No. 2, which reflects the revisions.

15.	We note your response to prior comment 45. Please revise “Each of our founders may have a conflict of interest in deciding if a particular...” on page 23 to clarify the risk. Currently it is unclear if the risk is that the founders may choose an inappropriate investment to avoid rendering their warrants worthless.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify the risk. Please refer to page 23 of Amendment No. 2, which reflects the revisions.

16.	We note the second to last risk factor on page 17 “If we dissolve and liquidate before concluding a business combination...” Please revise to quantify the approximate amount of general and administrative expenses and other costs, based on such amounts on pages 32 and 40, that would decrease an investor’s payment assuming you do not complete a business combination within 24 months. Please also quantify, based on these estimated expenses and costs, the approximate amount, less than $8.00, that would go to public stockholders on a per share basis.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 17-18 of Amendment No. 2, which reflect the revisions.

17.	We note the reference to “that portion of the interest earned previously released to us” on page 19. Please tell us the estimated time period, assuming current market conditions, by which the $4.5 million cap on trust interest payments will be met.

We have been advised by the Registrant that the estimated time period, assuming current market conditions, by which the $4.5 million cap on trust interest payments is expected to be met will be 24 months.

18.	Please revise the first risk factor on page 22 to reflect the percentage of beneficial ownership and control of Messrs. Berggruen and Franklin, both directly and indirectly through each individual’s affiliates.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 22 of Amendment No. 2, which reflects the revisions.

19.	Please revise the last paragraph on page 22 to clearly disclose the risk. Currently the paragraph describes mitigating information when the risk appears to be that Marlin Equities is not obligated to provide you first review of any business opportunities and Berggruen Holdings is not obligated to provide you first review of any business opportunities below $500 million, when these relationships are being relied on by the company to source possible business combinations.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 24 of Amendment No. 2, which reflects the revisions.

20.	Please revise the last risk factor on page 23 to quantify the approximate amount of anticipated out-of-pocket expenses and amounts to be available in and outside of the trust. Also, if the $50 million investment by Messrs. Berggruen and Franklin may be among the expenses for which they may negotiate repayment as part of a business combination, please revise to so state.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 23-24 of Amendment No. 2, which reflect the revisions.

21.	Please revise the last risk factor on page 30 to clearly describe the effect of a state administrator’s decision under The North American Securities Administration Association’s policies to disallow the offering. For example, it is unclear if disallowance would merely mean that the common shares would be non-transferable, or whether the offering would have to be unwound or subject to rescission rights or otherwise.

As the Registrant has been approved for listing on American Stock Exchange, the state administrators will not be reviewing this offering. Therefore, in response to the Staff’s comment, the Registrant has deleted the risk factor at issue.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Liquidity and Capital Resources, page 39
22.	We note the revised disclosure in response to prior comment 50 and statements on pages three and 29 that you will seek acquisitions of “mid-cap companies with valuations between approximately $500 million and $1.5 billion.” Please revise to clearly describe the additional funding sources you anticipate seeking in order to acquire entities with valuations of more than two to five times larger than the expected proceeds from this offering. Where you describe your intention to seek such larger acquisition targets, please revise to describe the leveraged nature of such acquisitions. In this regard, in the second and third risk factors on page 21, the second risk factor on page 25 and where appropriate, please disclose the risks of such leverage and the risks pertaining to significant, additional funding needs.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to the last risk factor beginning on page 21, the first risk factor on page 22, the second risk factor on page 26 and the revised language on page 41 of Amendment No. 2, which reflect the revisions.

23.	In addition, please revise your description of Mr. Berggruen’s management background to disclose the extent of his experience with highly leveraged acquisitions of companies with valuations between $500 million and $1.5 billion. If he has no such experience, please to state so and revise your risk factor describing dependence on Mr. Berggruen’s investment abilities accordingly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 43 of Amendment No. 2, which reflects the revisions.

24.	Please revise to disclose if your target businesses include public companies. Also revise your description of due diligence expenses, filing fees and other working capital needs to address any significantly greater costs associated with acquiring publicly held “mid-cap” companies.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 45 of Amendment No. 2, which reflects the revisions.
Proposed Business, page 41
Management Expertise, page 41
25.	Your disclosure of competitive advantages suggests that you will have eight offices, 12 investment professionals worldwide and six senior investment professionals located at your offices. You also disclose on page 43 that you “expect” several individuals affiliated with your sponsors to “actively source target businesses.” As you do not identify the offices and persons under Facilities and Employees on page 57, please revise to eliminate the suggestion that you have such worldwide offices and employees. With respect to the background information on senior investment professionals on page 43, please revise to explain your basis for considering these persons as working for you.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 1, 42-43 and 44 of Amendment No. 2, which reflect the revisions.

26.	Please revise the carryover paragraph on page 41 and the last paragraph and bullet points on page 45 to describe Mr. Berggruen‘s experience conducting due diligence or monitoring others’ performance of due diligence.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 43 and 47 of Amendment No. 2, which reflect the revisions.

Established Deal Sourcing Network, page 42
27.	You describe an “[e]stablished deal sourcing network” on page 42 that includes Marlin Equities. In contrast, you state on page 45 that Mr. Berggruen is not committed to spending full-time on your business, and your directors are not committed to spending any time in identifying or performing due diligence on potential target businesses. Please revise the subsection “Competitive Advantages,” to consistently disclose that Mr. Berggruen, Mr. Franklin, and individuals and entities associated with them are not committed to spending full-time (or any time with respect to Mr. Franklin and other directors) identifying or performing due diligence on potential target businesses. Similarly revise the first risk factor on page 28.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to make the disclosure consistent. Please refer to pages 29, 46 and 63 of Amendment No. 2, which reflect the revisions.
Effecting a Business Combination, page 44
General, page 44
28.	Please tell us whether your accountants/auditors are included in the group of vendors from whom you will seek “agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders.”

The Registrant has advised us that its accountants/auditors are not included in the group of vendors from whom it will seek agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders.
Dissolution and Liquidation if no Business Combination, page 50
29.	We note the estimate of costs for implementing the dissolution and plan of distribution in the first paragraph on page 51. Please revise to provide estimated costs for legal fees, filing fees and printing and mailing fees.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 14 and 52 of Amendment No. 2, which reflect the revisions.

30.	We reissue prior comment 61. Please revise accordingly.

In response to the Staff’s comment, the Registrant has further revised the Registration Statement as requested. Please refer to page 52 of Amendment No. 2, which reflects the revisions.

31.	We note your response to comment 62 of our letter. We do not see the changed language. Please revise or advise.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 52 of Amendment No. 2, which reflects the revisions.
Management, pace 59
32.	You refer to “key officers,” “our officers,” and “our management” in several places, including but not limited to pages 3, 22, 23, 34, 41, 44-46, 51 and 80. Please revise throughout to indicate that Mr. Berggruen is the sole member of management and sole officer of the company. When referencing management or officers, please refer to Mr. Berggruen and avoid generic terms that imply more than one officer or that you have a full-time employee. Similarly revise “such entity or individual” on page 65 to identify Messrs. Berggruen and Franklin and the entities that they control.

In response to the Staff’s comment, the Registrant has revised the Registration Statement throughout as requested to clarify that Mr. Berggruen is the sole member of management and sole officer of the company.
Directors and Executive Officers, page 59
33.	We note that the board of directors has determined that each of Messrs. Lauder, Hauslein and Morey is independent. We also note that they are among your “founders,” whose conflicts of interest are described in Risk Factors, and that each of Messrs. Lauder, Hauslein and Morey received 40,000 shares of common stock for approximately $106 when the public offering price of that many shares is expected to exceed $300,000. Given the anticipated value of the shares they received and the directors’ status as founders of the company, please tell us the criteria you used to determine independence.

While Messrs Lauder, Hauslein and Morey were offered the opportunity to purchase the 40,000 units prior to the filing of this Registration Statement on the same terms as management, none of them will serve as officers of the Registrant nor receive any compensation for serving in such role, other than reimbursement of actual out-of pocket expenses.

Additionally, the Registrant also took note in determining independence that the value of the common stock received by the directors (assuming the offering is consummated) is similar in magnitude to what an independent director of an operating business might be paid for up to two years of service for a public company. The Registrant therefore believes such amount to be reasonable in light of the role the independent directors will play in reviewing potential business combinations presented by management. Moreover, each of Messrs. Lauder, Hauslein and Morey are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange.

34.	Please briefly describe Mr. Morey’s business experience since December 2002, when he ceased working as a consultant to Ernst & Young LLP. See Item 401(e).

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 61 of Amendment No. 2, which reflects the revisions.
Board Committees, page 61
35.	Please revise the text below each subheading of board committees to identify their members. Also disclose whether they have already been determined to be independent, instead of using the future tense “will be.”

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 62-63 of Amendment No. 2, which reflect the revisions.
Audit Committee, page 61
36.	Please revise to disclose the information responsive to Item 401(h) concerning audit committee financial experts.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 62 of Amendment No. 2, which reflects the revisions.
Principal Stockholders, page 64
37.	Please revise the first full paragraph on page 65 and footnotes (2), (3) and (4) to the table on page 64 to quantify the equity ownership of each of Messrs. Berggruen and Franklin so that the percentage given for each individual includes the shares they control through Berggruen Holdings and Marlin Equities, respectively.

The Registrant respectfully submits that all of the shares that Mr. Berggruen and Mr. Franklin beneficially own consist of shares that they control through Berggruen Holdings and Marlin Equities, respectively. In response to the Staff’s comment, the Registrant has revised the first full paragraph on page 66 and footnote (4) as requested. However, the Registrant respectfully submits that footnotes (2) and (3) to the table on page 66 already quantify the equity ownership of each of Messrs. Berggruen and Franklin so that the percentage given for each individual includes the shares they control through Berggruen Holdings and Marlin Equities, respectively.

38.	Please revise to disclose standard compensation or other arrangements with directors. See Item 402(g). We note the shares of common stock issued to directors.

While Messrs Lauder, Hauslein and Morey were offered the opportunity to purchase the 40,000 units prior to the filing of the Registration Statement on the same terms as management, the Registrant respectfully submits that opportunity does not constitute compensation for serving in such role. However, in response to the Staff’s comment, the Registrant has revised the Registration Statement to reflect this opportunity. Please refer to page 61 of Amendment No. 2, which reflects the revisions.
Certain Transactions, page 65
39.	We note from page 57 that you are currently being charged $10,000 per month by Berggruen Holdings, Inc. You state on page 66 that, upon consummation of the offering, you will pay Berggruen Holdings, Inc. a total of $10,000 per month until the earlier of your consummation of a business combination or your dissolution. Revise to indicate whether the payments to Berggruen Holdings, Inc. already have or will include payments covering June 2006 through to consummation of this registered offering. Please make conforming changes to the third bullet point on page 10, Liquidity and Capital Resources and where appropriate.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 9, 10, 17, 33, 41, 59 and 61 of Amendment No. 2, which reflect the revisions.

40.	We note the maximum amount of out-of-pocket expenses, $4.5 million, is the same amount the sponsors have agreed to invest for the sponsors’ warrants. If the reimbursement of expenses up to $4.5 million is meant to repay the sponsors for the cost of the sponsors’ warrants, revise to so state. Alternatively, revise to explain if and why the parties structured the expenses cap to match the cost of the warrants.

The cap on the amount of out-of-pocket expenses was intended to match the amount of the warrant purchase. The amount was a result of a negotiation between the Registrant and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if the Registrant does not consummate a business combination within the permitted time. In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 68 of Amendment No. 2, which reflects the revisions.

Description of Securities, page 67
Units, page 68
Co-Investment Units, page 68
41.	Please revise the fourth full paragraph on page 69 to describe the categories of funds or assets that will qualify as net liquid assets for purposes of the audit committee’s evaluation of the sponsors’ ability to purchase $50 million of your securities. For example, explain whether proceeds of this offering, financing to be obtained in the future from the acquisition target, commitments to sell your securities or other sources will be used to determine the sponsors’ sufficient net liquid assets.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Cash and readily marketable securities (other than any securities of the Registrant) will qualify as liquid assets. Please refer to page 70 of Amendment No. 2, which reflects the revisions.
Warrants, page 70
Co-Investment Warrants, page 72
42.	Also with respect to the co-investment units, please revise the last paragraph on page 72 to clarify the permissible and anticipated uses of the co-investment unit proceeds.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 74 of Amendment No. 2, which reflects the revisions.
Exhibit 4.3
43.	We note your response to our prior comment 74. Accordingly, please provide the amended warrant agreement as an exhibit.

The Registrant has filed the amended warrant agreement with the Registration Statement as requested.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned by telephone at 212-801-9323 or Brian Gavsie at 954-768-8235.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ ALAN I. ANNEX, ESQ.
Alan I. Annex, Esq.